SUB-ITEM 77C :Submission of Matters to a Vote of Security Holders


	A special meeting of shareholders of the Credit Suisse Emerging Growth Fund was held on April 11, 2003 to elect eight directors to the Board of Directors of the Fund. The results of the votes tabulated at the special meeting are reported below.



Name of Trustee		For			Withheld

Richard H. Francis	11,834,284 shares	1,140,909 shares

Jack W. Fritz		11,838,847 shares	1,136,147 shares

Joseph D. Gallagher	11,832,261 shares	1,142,933 shares

Jeffrey E. Garten	11,826,393 shares	1,148,801 shares

Peter F. Krogh		11,835,403 shares	1,139,790 shares

James S. Pasman, Jr.	11,824,005 shares	1,151,189 shares

Steven N. Rappaport	11,836,903 shares	1,138,291 shares

William W. Priest	11,831,484 shares	1,143,709 shares